UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
__________________________

Retalix Ltd.
(Name of Issuer)
__________________________

Ordinary Shares, par value NIS 1.0 per share
(Title of Class of Securities)

M8215W109
(CUSIP Number)

Jennifer M. Daniels Senior Vice President, General Counsel and Corporate Secretary NCR Corporation 3097 Satellite Boulevard Duluth, Georgia 30096 (937) 445-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Bruce A. Mann, Esq. Jaclyn Liu, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105 (415) 268-7000

November 28, 2012
(Date of Event which Requires Filing of this Statement)
__________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8215W 10 9

1	NAME OF REPORTING PERSON NCR Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,275,491 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,275,491 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,275,491 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5% (1)(2)
14	TYPE OF REPORTING PERSON CO

1
Excludes warrants to purchase 1,250,000 Ordinary Shares held by the Alpha Group (as defined herein). The warrants are fully exercisable and if exercised, would be subject to the Voting and Support Agreement (as defined herein).

2	Based upon 24,712,737 Ordinary Shares, nominal value NIS 1.00 per share, outstanding as of November 25, 2012.

CUSIP No. M8215W 10 9

1	NAME OF REPORTING PERSON NCR International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,275,491 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,275,491 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,275,491 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5% (3)(4)
14	TYPE OF REPORTING PERSON CO

3
Excludes warrants to purchase 1,250,000 Ordinary Shares held by the Alpha Group (as defined herein). The warrants are fully exercisable and if exercised, would be subject to the Voting and Support Agreement (as defined herein).

4	Based upon 24,712,737 Ordinary Shares, nominal value NIS 1.00 per share, outstanding as of November 25, 2012.

CUSIP No. M8215W 10 9

1	NAME OF REPORTING PERSON NCR Dutch Holdings C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,275,491 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,275,491 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,275,491 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5% (5)(6)
14	TYPE OF REPORTING PERSON PN

5
Excludes warrants to purchase 1,250,000 Ordinary Shares held by the Alpha Group (as defined herein). The warrants are fully exercisable and if exercised, would be subject to the Voting and Support Agreement (as defined herein).

6	Based upon 24,712,737 Ordinary Shares, nominal value NIS 1.00 per share, outstanding as of November 25, 2012.

CUSIP No. M8215W 10 9

1	NAME OF REPORTING PERSON Moon Holdings S.P.V. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,275,491 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,275,491 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,275,491 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5% (7)(8)
14	TYPE OF REPORTING PERSON CO

7
Excludes warrants to purchase 1,250,000 Ordinary Shares held by the Alpha Group (as defined herein). The warrants are fully exercisable and if exercised, would be subject to the Voting and Support Agreement (as defined herein).

8	Based upon 24,712,737 Ordinary Shares, nominal value NIS 1.00 per share, outstanding as of November 25, 2012.

CUSIP No. M8215W 10 9

1	NAME OF REPORTING PERSON Moon S.P.V. (Subsidiary) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,275,491 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,275,491 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,275,491 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5% (9)(10)
14	TYPE OF REPORTING PERSON CO

9
Excludes warrants to purchase 1,250,000 Ordinary Shares held by the Alpha Group (as defined herein). The warrants are fully exercisable and if exercised, would be subject to the Voting and Support Agreement (as defined herein).

10	Based upon 24,712,737 Ordinary Shares, nominal value NIS 1.00 per share, outstanding as of November 25, 2012.

Item 1.     Security and Issuer.
This statement (the “Statement”) on Schedule 13D relates to the Ordinary Shares, nominal value NIS 1.00 per share (the “Shares”) of Retalix, Ltd., a company formed under the laws of Israel (the “Company”). The principal executive offices of the Company are located at 10 Zarhin Street, Ra'anana 43000, Israel.
Item 2.     Identity and Background.
(a)-(c) This Statement is being jointly filed on behalf of NCR Corporation, a Maryland corporation (“NCR”), NCR International, Inc., a Delaware corporation and a wholly owned subsidiary of NCR (“NCR International”), NCR Dutch Holdings C.V., a Commanditaire Vennootscha formed in the Netherlands and a wholly owned partnership of NCR (“DHCV”), Moon Holdings S.P.V. Ltd., a private company formed under the laws of the State of Israel and a wholly owned subsidiary of DHCV (“HoldCo”) and Moon S.P.V. (Subsidiary) Ltd., a private company formed under the laws of the State of Israel and a wholly owned subsidiary of HoldCo (“Merger Sub” and, together with NCR, NCR International, DHCV and HoldCo, the “Reporting Persons”).The principal executive offices of the Reporting Persons are located at 3097 Satellite Boulevard, Duluth, Georgia 30096. NCR is a global technology company leading how the world connects, interacts and transacts with business. NCR's assisted- and self-service solutions and comprehensive support services address the needs of retail, financial, travel, hospitality, gaming, public sector, and telecom carrier and equipment organizations in more than 100 countries. HoldCo and Merger Sub were organized by NCR to acquire the Company and therefore have not conducted any business to date. NCR International is a wholly owned subsidiary of NCR and primarily operates as an equity and intellectual property holding company for NCR and its subsidiaries. DHCV is a wholly owned partnership of NCR, and is domiciled in Amsterdam, The Netherlands. It primarily operates as a holding and financing entity for NCR and its subsidiaries. Its general partner is NCR and its limited partner is NCR International.
Attached as Schedule I, and incorporated herein by reference, is a chart setting forth, with respect to each executive officer, director and controlling person of NCR, NCR International, HoldCo and Merger Sub (and, in the case of DHCV, each executive officer, director and controlling person of its general partner), his or her name, residence or business address and present principal occupation or employment, in each case as of the date hereof.
(d) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) To the best knowledge of the Reporting Persons, each executive officer, director or controlling person of the Reporting Persons or general partner of a Reporting Person, other than Daniel Marcus, is a citizen of the United States. Daniel Marcus, who is a director of HoldCo and Merger Sub, is a citizen of both Israel and of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
Pursuant to, and subject to the terms and conditions contained in, the Voting and Support Agreement dated as of November 28, 2012 described in Item 4 (the “Voting and Support Agreement”), the Reporting Persons may be deemed to have acquired beneficial ownership of the Voting Shares (as defined below) by virtue of entering into the Voting and Support Agreement with each of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd. (collectively, the “Alpha Group”), and Ronex Holdings, Limited Partnership (“Ronex” and, together with the Alpha Group, the “Voting Shareholders”). The Voting and Support Agreement was entered into as a condition and inducement to NCR's willingness to enter into the Merger Agreement described in Item 4. NCR, DHCV, HoldCo and Merger Sub have not paid any consideration to the Voting Shareholders in connection with the execution and delivery of the Voting and Support Agreement described under Item 4 of this Statement.
NCR is expecting to finance the transaction contemplated by the Merger Agreement through a combination of cash and debt.
Item 4.        Purpose of Transaction.
Merger Agreement
On November 28, 2012, NCR entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among NCR, Merger Sub and the Company. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as the continuing corporation and becoming an indirect wholly-owned subsidiary of NCR (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel. NCR is expecting to finance the transaction through a combination of cash and debt.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares owned by Merger Sub or NCR or any direct or indirect wholly owned subsidiary of NCR or the Company, each of which will be cancelled and retired without any conversion or consideration ) will be converted into the right to receive $30.00 in cash and without interest (subject to any applicable withholding tax) (the “Merger Consideration”). Each Company option and warrant outstanding immediately prior to the Merger, whether or not then vested and exercisable, will be cancelled and converted into the right to receive, for each Share subject to such option or warrant, an amount in cash, without interest, equal to the excess, if any, of the Merger Consideration over the per share exercise price of such option or warrant. For any unvested options, the net amount of cash will be paid to a trustee (or, in the case of certain Israeli employees' options, to the Company subsidiary employing them) at the Effective Time and then released to the option holder in accordance with the vesting schedule already in place and subject to the pre-existing conditions of the option (including employment conditions). In the case of any option (whether vested or not) issued under the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, the proceeds will only be released by the trustee in accordance with the requirements of Section 102.
The consummation of the Merger is subject to certain conditions, including, among others: (i) the affirmative vote of at least a majority of the voting power of the holders of the Company's Shares present and voting in person or by proxy at a meeting of the Company's shareholders, excluding abstentions (and excluding any shares held by NCR, or by any person holding at least 25% of the means of control of NCR, or anyone acting on behalf of either of them, including any of their affiliates); (ii) the absence of the existence of a material adverse effect with respect to the Company and its subsidiaries, taken as a whole; (iii) the approval by the Investment Center of the Ministry of Industry, Trade and Labor established under the Israel Law for the Encouragement of Capital Investments, 1959, as to the continuousness of the tax benefits to which the Company is eligible with respect to its Approved Enterprise Status or Benefited Enterprise Status; (iv) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of any similar waiting period under any applicable Israeli antitrust law and the receipt of any consent required under Israeli antitrust laws; (v) the lapse of at least 50 days after the filing of the Merger proposal with the Registrar of Companies of the State of Israel and at least 30 days after the approval of the Merger by the Company's shareholders and by the shareholder of Merger Sub; (vi) the absence of any order or injunction prohibiting the consummation of the Merger; (vii) the accuracy of the representations and warranties of each party in the Merger Agreement (most of which are subject to an overall material adverse effect qualification or other materiality qualifications); (viii) compliance in all material respects, or except as would not have a material adverse effect, by NCR and the Company, respectively, with its covenants under the Merger Agreement; (ix) the filing of a notification in standard form by NCR with the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel; and (x) the retention of certain employees of the Company, determined according to specific categories.
The Merger Agreement contains certain termination rights for both the Company and NCR. In certain circumstances involving termination of the Merger Agreement, the Company will be required to pay NCR a $22,500,000 termination fee, including (i) if the Company enters into a definitive agreement with respect to a superior proposal (as defined in the Merger Agreement) pursuant to the Company Board's fiduciary obligations, (ii) if NCR terminates the Merger Agreement as a result of the condition to closing of the Merger not being satisfied due to the breach or inaccuracy of any representation and warranty made by the Company, or the Company's failure to perform any covenant or agreement, in the Merger Agreement and prior to termination of the Merger Agreement by NCR, a proposal for an alternative transaction is received by the Company or publicly announced and within 12 months after the date of the termination of the Merger Agreement by NCR, the Company enters into or consummates an alternative transaction, or (iii) if the Company commits certain material breaches of its covenants related to non-solicitation provisions and NCR terminates the Merger Agreement as a result.
Pursuant to the Merger Agreement, at the Effective Time, the articles of association of the Company will be amended and restated in their entirety to read identically to the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated articles of association (the “Articles of Association”) will become the articles of association of the surviving company in the Merger (the “Surviving Company”) until thereafter amended in accordance with applicable law; provided, however, that at the Effective Time, the Articles of Association will be amended so references to the name of Merger Sub will be replaced by references to the name of the Surviving Company. The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Company, each to hold office in accordance with the Articles of Association of the Surviving Company, and, except as determined by NCR or Merger Sub prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time will be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. In addition, NCR and Merger Sub intend to and will cause the Surviving Company to delist the Shares from The NASDAQ Stock Market and the Tel Aviv Stock Exchange after the Effective Time and to terminate the registration of such Shares under the Securities Exchange Act of 1934 (“Act”) after such delisting.

Voting and Support Agreement
Pursuant to the Voting and Support Agreement, the Voting Shareholders have agreed to, among other things, vote the Shares they hold (the “Voting Shares”): (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement; (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement; (iii) against third-party acquisition proposals and certain other actions, transactions or proposals involving the Company or its subsidiaries; (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the charter of the Company or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay or postpone the consummation of the Merger or the other transactions contemplated by the Merger Agreement; and (v) in favor of any adjournment or postponement of the special meeting of the Company's shareholders for the purpose of voting on the proposal to approve the Merger or other meeting recommended by the Board of Directors of the Company if there are not sufficient votes for adoption of the Merger Agreement and the approval of the Merger on the date on which such meeting is initially held or scheduled, as applicable.
In addition, each Voting Shareholder has agreed to not, directly or indirectly, (i) sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any of its Shares (or any right, title or interest thereto or therein), (ii) deposit any of its Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any of its Shares, (iii) take any action that would make any representation or warranty of such Voting Shareholder set forth in the Voting and Support Agreement untrue or incorrect or have the effect of preventing, disabling or delaying such Voting Shareholder from performing any of its obligations under the Voting and Support Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses.
During the term of the Voting and Support Agreement, each of the Voting Shareholders has agreed not to (whether directly or indirectly through its advisors, agents or other intermediaries), engage in any conduct as to which the Company is prohibited by the non-solicitation provision of the Merger Agreement.
Pursuant to its terms, the Voting and Support Agreement will terminate upon the first to occur of (i) in respect of each Voting Shareholder, the mutual written agreement of NCR, Merger Sub and each Voting Shareholder as to such Voting Shareholder, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) either (a) a change in recommendation of the Merger by the board of directors of the Company, or (b) the board of directors of the Company becoming entitled to take a Specified Action (as defined in the Merger Agreement) pursuant to and in accordance with the Merger Agreement (it being clarified that from the commencement of a Matching Period (as defined in the Merger Agreement) until the lapse of all Matching Periods, the Voting and Support Agreement is not terminated but that the obligations of the Voting Shareholders thereunder are suspended), (iv) the election of a Voting Shareholder (with respect to that Voting Shareholder only) if there is any amendment, waiver or modification to or of any provision of the Merger Agreement that reduces the aggregate amount of proceeds that such Voting Shareholder would receive disproportionately as compared to the other Voting Shareholders, or (v) the Effective Time.
The foregoing summary description of the Merger Agreement and the Voting and Support Agreement do not purport to be complete and is qualified in its entirety by reference to the terms of the

Merger Agreement and the Voting and Support Agreement, copies of which are referenced as Exhibit 4.1 and Exhibit 4.2 hereto, respectively, and are incorporated herein by reference.
Other than as described in this Item 4, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, do any of the persons identified on Schedule I, currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.
Item 5.        Interest in Securities of the Issuer.
(a)-(b) NCR, NCR International, DHCV, HoldCo and Merger Sub do not directly own any Shares. However, as described in Item 4 above, as a result of the Voting and Support Agreement, based on information provided by the Voting Shareholders, NCR, NCR International, DHCV, HoldCo and Merger Sub may be deemed to beneficially own an aggregate of 9,275,491 Shares (excluding warrants to purchase 1,250,000 Ordinary Shares held by the Alpha Group), representing approximately 37.5% of the outstanding Shares as of November 25, 2012 (excluding warrants to purchase 1,250,000 Ordinary Shares held by the Alpha Group). The warrants held by the Alpha Group are fully exercisable, and if exercised, would be subject to the Voting and Support Agreement. Of all such Shares, NCR, NCR International, DHCV, HoldCo and Merger Sub have sole voting and dispositive power with respect to 0 Shares and may be deemed to have shared voting and dispositive power with respect to all such Shares. The Reporting Persons share voting and dispositive power over such Shares. The information set forth in Item 4 is incorporated herein by reference. NCR, NCR International, DHCV, HoldCo and Merger Sub may be deemed to share with the signatories of the Voting and Support Agreement the power to vote such Shares solely with respect to those matters described in Item 4 of this Statement and in the Voting and Support Agreement, which is incorporated herein by reference. NCR, NCR International, DHCV, HoldCo and Merger Sub also may be deemed to share with the signatories of the Voting and Support Agreement the power to dispose of such Shares subject thereto solely to the extent that the Voting and Support Agreement restricts the ability of the Voting Shareholders to transfer the Voting Shares, as more fully described in Item 4 of this Statement and in the Voting and Support Agreement, which is incorporated herein by reference.
To the Reporting Persons' knowledge, no Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting and Support Agreement.
Each of the Reporting Persons disclaims membership in a group with the Voting Shareholders or any member of the group consisting of the Voting Shareholders. Members of the Voting Shareholders may be deemed to be a group with the other members of the group consisting of the Voting Shareholders. The group consisting of the Voting Shareholders previously filed a joint Schedule 13D filing on September 10, 2009, as amended on November 23, 2009 and November 24, 2009.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by NCR, NCR International, DHCV, HoldCo or Merger Sub that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
(c) None of NCR, NCR International, DHCV, HoldCo or Merger Sub, or, to their knowledge, any person identified in Schedule I to this Schedule 13D, has effected any transaction in the Shares during the past 60 days, except as disclosed herein.

(d) To the knowledge of NCR, NCR International, DHCV, HoldCo and Merger Sub, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer.
Except as set forth in Item 4, none of NCR, NCR International, DHCV, HoldCo or Merger Sub, or, to their knowledge, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company. The information set forth in Item 4 relating to the Voting and Support Agreement is incorporated herein by reference.
Item 7.     Material to be Filed as Exhibits.

4.1
Agreement and Plan of Merger by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd. and Retalix Ltd., dated as of November 28, 2012, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8‑K filed by NCR on November 28, 2012. Certain schedules referenced in the Agreement and Plan of Merger have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

4.2
Voting and Support Agreement, dated as of November 28, 2012, by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd. and each of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NCR on November 28, 2012.

99.1
Joint Filing Agreement dated November 28, 2012, among NCR Corporation, NCR International, Inc. Moon S.P.V. (Subsidiary) Ltd., Moon Holdings S.P.V. Ltd. and NCR Dutch Holdings C.V., pursuant to Rule 13d-1(k)(1).*

*	Filed herewith

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2012	NCR Corporation
/s/ Jennifer M. Daniels Jennifer M. Daniels Senior Vice President, General Counsel and Corporate Secretary

Date: December 10, 2012	NCR International, Inc.
/s/ Jennifer M. Daniels Jennifer M. Daniels Chairman and President

Date: December 10, 2012	NCR Dutch Holdings C.V.
By: NCR Corporation, as General Partner
/s/ Jennifer M. Daniels Jennifer M. Daniels Senior Vice President, General Counsel and Corporate Secretary
By: NCR International, Inc., as Limited Partner
/s/ Jennifer M. Daniels Jennifer M. Daniels Chairman and President

Date: December 10, 2012	Moon Holdings S.P.V. Ltd.
/s/ Robert P. Fishman Robert P. Fishman Director

Date: December 10, 2012	Moon S.P.V. (Subsidiary) Ltd.
/s/ Robert P. Fishman Robert P. Fishman Director

Schedule I
Directors and Executive Officers of NCR, NCR International,
DHCV, HoldCo and Merger Sub

1.    NCR
The following table sets forth the names and principal occupations or employment of the directors of NCR, as well as the business address and address for each such person's principal occupation or employment.

Name	Current Principal Occupation or Employment	Business Address and Address of Principal Occupation or Employment
Directors:
William R. Nuti	Chairman of the Board, Chief Executive Officer and President of NCR. Director of Sprint Nextel Corporation.	3097 Satellite Boulevard, Duluth, Georgia 30096
Edward P. (Pete) Boykin
Retired. Former President and Chief Operating Officer of Computer Sciences Corporation (CSC), an information technology services and consulting firm. Director of Teradata Corporation and Chairman of Engility Holdings, Inc.
3097 Satellite Boulevard, Duluth, Georgia 30096
Richard L. Clemmer	President, Chief Executive Officer and Chairman of NXP B.V., a semiconductor company.	High Tech Campus 60, 5656 AG Eindhoven, The Netherlands
Gary J. Daichendt	Private investor and managing member of Theory R Properties LLC, a commercial real estate firm. Former Executive Vice President, Cisco Systems, Inc. Chairman of ShoreTel Inc.	300 Pacific Coast Highway, Suite 119, Huntington Beach, CA 92648
Robert P. DeRodes	Retired. Former Executive Vice President, Global Operations & Technology of First Data Corporation, an electronic commerce and payments company.	3097 Satellite Boulevard, Duluth, Georgia 30096
Kurt P. Kuehn	Chief Financial Officer of United Parcel Service, Inc.	55 Glenlake Parkway, NE, Atlanta, GA 30328
Linda Fayne Levinson
Retired. Former Chair of the Board of Directors of Connexus Corporation (formerly VendareNetblue), an online marketing company. Director of Jacobs Engineering Group Inc., Ingram Micro Inc., Hertz Global Holdings, Inc. and The Western Union Company.
3097 Satellite Boulevard, Duluth, Georgia 30096
Deanna W. Oppenheimer	Chief Executive Officer of CameoWorks, LLC, a global retail and financial services advisory firm.	1420 5th Avenue, Suite 3250, Seattle, WA 98101

The following table sets forth the names and principal occupations or employment of the executive officers of NCR. The business address and the address for each person's principal occupation or employment is 3097 Satellite Boulevard, Duluth, Georgia 30096.

Executive Officers:
William R. Nuti	Chairman of the Board, Chief Executive Officer and President
Robert P. Fishman	Senior Vice President, Chief Financial Officer and Chief Accounting Officer
John G. Bruno	Chief Technology Officer and Executive Vice President, Corporate Development
Peter A. Leav	Executive Vice President and President, Industry and Field Operations
Peter A. Dorsman	Executive Vice President and Chief Quality Officer
Andrea L. Ledford	Senior Vice President and Chief Human Resources Officer
Jennifer M. Daniels	Senior Vice President, General Counsel and Corporate Secretary

2.    NCR International
The following table sets forth the names and principal occupations or employment of the directors and executive officers of NCR International. The business address and the address for each person's principal occupation or employment is 3097 Satellite Boulevard, Duluth, Georgia 30096.

Name	Current Principal Occupation or Employment
Directors:
Jennifer M. Daniels	Senior Vice President, General Counsel and Corporate Secretary of NCR Corporation
Chanda L. Kirchner	Senior Corporate Counsel and Assistant Secretary of NCR Corporation
Richard P. McKenzie	Vice President, Corporate Tax of NCR Corporation
John Boudreau	Treasurer of NCR Corporation
Executive Officers:
Jennifer M. Daniels	Chairman of the Board and President
Chanda L. Kirchner	Vice President and Secretary
John Boudreau	Treasurer
Richard P. McKenzie	Assistant Treasurer

3.    DHCV
DHCV is a limited partnership. Its general partner is NCR and its limited partner is NCR International. The names and principal occupations or employment of the directors and executive officers of NCR and NCR International are set forth above. The business address and the address for each such person's principal occupation or employment is 3097 Satellite Boulevard, Duluth, Georgia 30096.

4.    HoldCo
The following table sets forth the names and principal occupations or employment of the directors of HoldCo. HoldCo has no executive officers. The business address and the address for each person's principal occupation or employment is 3097 Satellite Boulevard, Duluth, Georgia 30096, other than Daniel Marcus whose business address is Nitsba Tower, 18th Fl., 17 Yitzhak Sadeh St. Tel-Aviv 67775 Israel.

Name	Current Principal Occupation or Employment
John G. Bruno	Chief Technology Officer and Executive Vice President, Corporate Development of NCR Corporation
R. Scott Kingsfield	Senior Vice President and General Manager of Retail Line of Business of NCR Corporation
Robert P. Fishman	Senior Vice President, Chief Financial Officer and Chief Accounting Officer of NCR Corporation
Daniel Marcus	Partner at Amit, Pollak, Matalon & Co.

5.    Merger Sub
The following table sets forth the names and principal occupations or employment of the directors of Merger Sub. Merger Sub has no executive officers. The business address and the address for each person's principal occupation or employment is 3097 Satellite Boulevard, Duluth, Georgia 30096, other than Daniel Marcus whose business address is Nitsba Tower, 18th Fl., 17 Yitzhak Sadeh St. Tel-Aviv 67775 Israel.

Name	Current Principal Occupation or Employment
John G. Bruno	Chief Technology Officer and Executive Vice President, Corporate Development of NCR Corporation
R. Scott Kingsfield	Senior Vice President and General Manager of Retail Line of Business of NCR Corporation
Robert P. Fishman	Senior Vice President, Chief Financial Officer and Chief Accounting Officer of NCR Corporation
Daniel Marcus	Partner at Amit, Pollak, Matalon & Co.